Exhibit 99.1

BOS Reports Financial Results for the Fourth Quarter and Full Year 2024

Net Income Rises 14.7% Year-Over-Year on Increased Gross Margin, Efficient Operations

Provides Initial 2025 Outlook for Further 10% Growth in Sales and Net Income

RISHON LE ZION, Israel, March 31, 2025 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the fourth quarter and full year 2024.

Year 2024 Financial Highlights:

●	Revenues declined by 9.7% to $39.9 million from $44.2 million in 2023. Revenue results in 2023 benefitted from one-time post-COVID restocking activities at multiple customers.

●	Gross profit margin increased to 23.3% compared to 20.8% in the preceding year, demonstrating improved operating efficiency.

●	Operating profit decreased to $1.4 million from $2.5 million in 2023, due to $1.2 million non-cash impairment of goodwill and other intangible assets in 2024.

●	EBITDA increased to $3.25 million compared to $3.06 million in 2023.

●	Financial expenses decreased to $139,000 from $441,000 in the prior year.

●	Non cash income from taxes amounted to $1 million in year 2024.

●	Net income increased by 14.7% to $2.3 million, or $0.40 per basic share, compared to $2.0 million, or $0.35 per basic share, in the year 2023.

Fourth Quarter 2024 Financial Highlights:

●	Revenues declined by 4.6% to $10.4 million from $10.9 million in the fourth quarter of 2023.

●	Gross profit margin increased to 22.9% compared to 19.2% in the comparable quarter last year.

●	Operating loss amounted to $616,000 compared to an operating income of $400,000 in the fourth quarter of 2023, due to a $1.2 million non-cash impairment of goodwill and other intangible assets included in the results of the fourth quarter of 2024.

●	EBITDA amounted to $715,000 compared to $562,000 in the fourth quarter of 2023.

●	Financial income amounted to $99,000 compared to financial expenses of $31,000 in the fourth quarter of 2023.

●	Non cash income from taxes in the amount of $1 million in the fourth quarter of 2024.

●	Net income amounted to $485,000 or $0.08 per basic share compared to $427,000 or $0.07 per basic share in the fourth quarter of 2023.

Eyal Cohen, BOS’ CEO, stated: “BOS improved profitability on an operating basis across all of our business units in 2024, leveraging our favorable sales mix and lean cost structure to increase gross margin to 23.3% and net income to $2.3 million. That momentum has carried into 2025 as we continue to scale the business, manage costs effectively and drive operating leverage. We are starting the year with a 35% increase in backlog, at $27 million as of December 31, 2024, compared to $20 million as of December 31, 2023, plus significant new defense customer orders announced in the first quarter to date. As a result, our 2025 outlook calls for a 10% year-over-year increase in both sales and net income to $44 million of revenues and $2.5 million of net income.

“BOS’ growth strategy remains focused on deepening our penetration in the defense sector, where we have strong customer relationships at both the primary and subcontractor levels. We expect robust ordering patterns across the strategic defense industry to continue in 2025, and we are progressing our sales strategy to enter new overseas markets by leveraging our relationships with Israeli defense customers that operate globally. We also continue to seek accretive strategic opportunities where we can deploy our strong balance sheet to expand BOS’ capabilities and reach in the growing global defense market.”

Board Updates

On March 19, 2025, BOS announced the appointment of Osnat Gur, an independent director since 2021, as Board Chair and the appointment of Avi Dadon as a new independent director.

Ms. Gur brings extensive management and leadership experience to BOS, having served as CEO of a global B2B marketing agency, an RFID technology company, and a dietary supplements manufacturer over the course of her career. She also serves as a board director in multiple Israeli companies.

Mr. Dadon brings decades of experience in military leadership, defense procurement, supply chain management and logistics to BOS. He served as Head of Procurement for the Israeli Ministry of Defense from 2017 to 2023 and is a retired Colonel in the Israeli Defense Forces (IDF), with 28 years of military service.

“We are excited to congratulate Osnat in her new role as Board Chair, and look forward to working with her to plan BOS’s next chapter of growth and earnings as we continue to execute our growth strategy,” said Cohen. “We also welcome Avi to the board and look forward to leveraging his decades of experience with the IDF and Ministry of Defense procurement to support BOS’s continued success.”

About BOS Better Online Solutions Ltd.

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing cutting-edge products.

For additional information, contact:

Matt Kreps, Managing Director
Darrow Associates
+1-214-597-8200
mkreps@darrowir.com

Eyal Cohen, CEO
+972-542525925
eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission, including risks related to Israel’s conflicts with Hamas and other parties in the region.

BOS undertakes no obligation to publicly update or revise any forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Revenues	$39,949	$44,179	$10,388	$10,886
Cost of revenues	30,655	34,970	8,007	8,796
Gross profit	9,294	9,209	2,381	2,090
Operating costs and expenses:
Research and development	175	158	50	44
Sales and marketing	4,394	4,891	1,118	1,278
General and administrative	2,113	1,762	656	420
Other income, net	-	(52)	-	(52)
Impairment of intangible assets and Goodwill	1,173	-	1,173	-
Total operating costs and expenses	7,855	6,759	2,997	1,690

Operating income (loss)	1,439	2,450	(616)	400
Financial income (expenses), net	(139)	(441)	99	31
Income before taxes on income	1,300	2,009	(517)	431
Income taxes benefits (expenses)	1,000	(4)	1,002	(4)
Net income	$2,300	$2,005	$485	$427

Basic net income per share	$0.40	$0.35	$0.08	$0.07
Diluted net income per share	$0.39	$0.34	$0.08	$0.07
Weighted average number of shares used in computing basic net income per share	5,756	5,727	5,776	5,748
Weighted average number of shares used in computing diluted net income per share	5,887	5,905	5,975	5,856

Number of outstanding shares as of December 31, 2024 and 2023	5,793	5,748	5,793	5,748

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,368	$2,344
Restricted bank deposits	185	217
Trade receivables	11,787	12,424
Other accounts receivable and prepaid expenses	1,150	963
Inventories	7,870	6,070

Total current assets	24,360	22,018

LONG-TERM ASSETS	177	196

PROPERTY AND EQUIPMENT, NET	3,417	3,268

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	779	1,026

DEFERRED TAX ASSETS	1,000	-

OTHER INTANGIBLE ASSETS, NET	422	1,078

GOODWILL	4,188	4,895

Total assets	$34,343	$32,481

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2024	December 31, 2023
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$439	$170
Operating lease liabilities, current	176	235
Trade payables	6,362	7,710
Employees and payroll accruals	1,087	980
Deferred revenues	2,003	600
Advances net of inventory in progress	-	137
Accrued expenses and other liabilities	598	1,072

Total current liabilities	10,665	10,904

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	980	1,150
Operating lease liabilities, non-current	576	759
Long-term deferred revenues	293	339
Accrued severance pay	498	490

Total long-term liabilities	2,347	2,738

TOTAL SHAREHOLDERS’ EQUITY	21,331	18,839

Total liabilities and shareholders’ equity	$34,343	$32,481

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023

Operating income (loss)	$1,439	$2,450	$(616)	$400
Add:
Impairment of Goodwill and other intangible assets	1,173	-	1,173	-
Amortization of intangible assets	190	168	47	48
Stock-based compensation	74	98	11	24
Depreciation	370	342	100	90
EBITDA	$3,246	$3,058	$715	$562

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2024

Revenues	$12,877	$25,829	1,410	(167)	$39,949
Cost of revenues	9,344	19,763	1,079	(167)	30,019
Allowance for slow inventory	-	636	-	-	636
Gross profit	3,533	5,430	331		9,294

Allocated operating expenses	2,273	3,338	274		5,885

Impairment of goodwill and intangible assets	984	189	-		1,173

Unallocated operating expenses*		-	-		797
Operating income	$276	$1,903	$57		1,439

Financial expenses and income tax benefits					861

Net income					$2,300

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Year ended December 31, 2023

Revenues	$13,713	$28,845	1,742	(121)	$44,179
Cost of revenues	10,534	22,830	1,557	(121)	34,800
Allowance for slow inventory	-	170	-	-	170
Gross profit	3,179	5,845	185		9,209

Allocated operating expenses	2,150	3,675	258		6,083

Unallocated operating expenses*		-	-		676
Operating income (loss)	$1,029	$2,170	$(73)		2,450

Financial expenses and tax on income					(445)

Net income					$2,005

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2024

Revenues	$3,445	$6,806	$171	(34)	$10,388
Cost of revenues	2,294	5,170	127	(34)	7,557
Allowance for slow inventory	-	450	-	-	450
Gross profit	1,151	1,186	44	-	2,381

Allocated operating expenses	605	883	84	-	1,572

Impairment of goodwill and intangible assets	984	189	-		1,173

Unallocated operating expenses*					252
Operating income (loss)	$(438)	$114	$(40)		(616)

Financial income and income tax benefits					1,101

Net income					$485

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended December 31, 2023

Revenues	$3,622	$7,017	$279	(32)	$10,886
Cost of revenues	2,897	5,797	171	(32)	8,833
Allowance for slow inventory	-	(37)	-	-	(37)
Gross profit	725	1,257	108	-	2,090

Allocated operating expenses	513	974	72	-	1,559

Unallocated operating expenses*					131
Operating income	$212	$283	$36		400

Financial income and tax on income					27

Net income					$427

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.